Exhibit 99.18

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FISCAL QUARTER ENDED AUGUST 31, 2011

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of August 31, 2011. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the fiscal quarter ended August 31, 2011 and other corporate filings available at www.sedar.com (“SEDAR ). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars.

This MD&A, dated November 10, 2011, contains forward-looking information and forward looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information” on page 20, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at Rio Alto’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is the development of the La Arena gold oxide/copper – gold project (the “La Arena Project”) in northwestern Peru. In the final quarter of fiscal 2011 the Company commenced preproduction activities at a dump leach gold mine (the “La Arena Gold Mine”) located within the La Arena Project and commenced a feasibility study on the copper-gold deposit within the La Arena Project.

Rio Alto has three wholly-owned subsidiaries – La Arena S.A. and Rio Alto S.A.C. each incorporated under the laws of Peru and Mexican Silver Mines (Guernsey) Limited incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia and Alberta and its common shares trade on the TSX Venture Exchange and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

Highlights for the three months ended August 31, 2011

  During the first quarter of fiscal 2012, the La Arena Mine poured 9,385 ounces of gold.

  During the quarter the Company sold 6,909 ounces of gold at an average price per ounce of $1,554 and poured and sold 1,021 ounces of silver at an average price of $40.95 per ounce. Deliveries of gold under the Company’s gold prepayment facility amounted to 1,467 ounces in satisfaction of 1,725 notional ounces for delivery requirements under the Gold Prepayment Facility.

  Development at La Arena is ongoing, with $16.2 million incurred on development activities and capital in the first quarter of fiscal 2012. The Co pany capitalized $5.9 million of development costs net pre- production revenues.

  The Company had a loss of $ 10.3 million, including $9.1 million of non-cash charges, in the first quarter of fiscal 2012 compared to a loss $0.9 million for the first quarter of fiscal 2011. The increase in the loss was primarily a result of an unrealized $8.5 million loss on the gold purchase agreement, a $0.4 million asset retirement obligation accretion charge and additional general and administration expenses of $0.5 million.

Social and Community Issues

During the latter part of September 2011, a group of approximately thirty people from the communities within the La Arena Gold Mine’s area of influence illegally blockaded the entrance to the mine preventing workers from entering or leaving. As a result, nearly ten effective development and construction working days were lost during September. The loss of productive time pushed completion of the leach pad and process plant expansion from October into November and also delayed pit development with a corresponding loss of waste and ore production. During the blockade it became clear that certain individuals had misinformed members of the community and had made unfounded accusations about the Company in order to further their own personal ambitions. Once a proper dialogue was re-established the blockade dissolved peacefully.

Overview and Description of Business

Rio Alto was engaged in the acquisition and exploration of mineral properties in Mexico. In fiscal 2010, the Company sold all of its interests in Mexico and acquired the right to purchase La Arena S.A., which owns the La Arena Project, a group of assets that did not comprise a business. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. The La Arena Project consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru in the Huamachuco District at an average altitude of 3,400 metres above sea level.

In the fourth quarter of fiscal 2011 the La Arena Gold Mine entered and remains in the pre-production phase during which revenues are netted against development costs. Mining is by a mining contractor. To-date, the mine has poured 26,619 ounces of gold and delivered 3,421 ounces in respect of 4,025 notional ounces under the Gold Prepayment Facility satisfying the July 2011 through January 2012 delivery obligations. Management expects to place approximately 100,000 ounces of gold on the leach pad during calendar 2011. The Company has limited production history and cannot predict with certainty the expected gold recovery. Metallurgical test work indicated that over a 30 – 45 day period (“leach cycle”) gold recovery from the leach pad would be in excess of 80 per cent. For planning purposes Management uses a gold recovery factor of 75 per cent and a leach cycle of 45 days.

For the June 1 to August 31 period mine production amounted to 999,977 tonnes of ore grading 0.56 grams of gold per tonne (“Au g/t”) and waste moved was 916,064 tonnes.

Pre- Production	June	July	August	Q1 2012
Ore tonnes	194,123	302,040	503,814	999,977
Waste tonnes	281,731	300,475	333,858	916,064
Total	475,854	602,515	837,672	1,916,041
Waste to Ore Ratio	1.45	0.99	0.66	0.92
Mined grade Au g/t	0.53	0.47	0.62	0.56
Contained Gold Ozs to Pad	3,295	4,516	10,059	17,870

Operating costs for the first quarter of fiscal 2012 were:

Pre-operating Costs	June	July	August	Q1 2012
Materials	$458,012	$1,028,585	$1,188,096	$2,674,693
Labour	418,103	774,007	572,960	1,765,070
Services	545,058	1,130,158	853,530	2,528,746
Equipment	624,987	575,930	866,094	2,067,011
Total	$2,046,160	$3,508,680	$3,480,680	$9,035,520

Approximately one half of the mining fleet and equipment at the La Arena Gold Mine were operational by the end of August, allowing daily average ore placed on the pad to increase from 6,471 tonnes in June 2011 to 16,252 tonnes in August. The remaining mining fleet and equipment was operational in October.

During the quarter, work commenced on the expansion of the adsorption/desorption processing plant and leach pad at the La Arena Gold Mine from a capacity of 10,000 tonnes per day to 24,000 tonnes per day. The leach pad is expected to be able to accommodate ore at the rate of 24,000 tonnes per day by the end of November and the processing plant is expected to be operating at a treatment capacity of 24,000 tonnes per day by mid-November

Leach pad and processing plant expansion and a feasibility study on the copper-gold sulphide deposit at La Arena started in May 2011. The Company has commenced planning for a further an expansion of production to 36,000 tonnes of ore per day from the La Arena Gold Mine.

The approximate breakdown of expected future mining and processing costs are as shown in the charts below. To-date the relative preproduction cost proportions have been in-line with projections, but the absolute mining cost has been higher, during the startup, than those expected once mining equipment is fully utilized. For the first quarter diesel for the mining fleet and power generation averaged $3.58 per US gallon, which was 12 per cent higher than planned resulting in non-budgeted costs of $95 thousand.

Processing costs have been marginally lower than expected due to lower than anticipated sodium cyanide consumption of less than the 0.2 kg per tonne planned.

Results of Operations

The following table provides selected information for the most recent quarters ended August 31, 2011:

(thousands of US
dollars, except per	Prepared using international financial reporting standards					Prepared using Canadian generally accepted accounting principles share amounts)
	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 28,	November 30,
	2011	2011	2011	2010	2010	2010	2010	2009

Total assets	$166,287	$157,944	$127,847	$51,285	$29,442	$26,594	$25,953	$26,883
Working capital	7,739	20,337	6,242	14,462	4,943	5,807	4,349	6,390
Shareholders’ equity	102,090	112,036	111,752	44,690	28,965	23,487	23,980	25,011
Net loss	(10,263)	(1,377)	(2,587)	(3,837)	(904)	(9,908)	(1,216)	(826)
Loss per share	(0.06)	(0.01)	(0.02)	(0.03)	(0.01)	(0.12)	(0.01)	(0.01)

The Company had a loss of $10.3 million, including $9.1 million of non-cash charges arising from an unrealized loss on the gold derivative liability, stock-based compensation expense and accretion of the asset retirement obligation, in the first quarter of fiscal 2012 compared to a loss $0.9 million for the first quarter of fiscal 2011. Corporate activities increased in the period resulting in higher general and administrative expenses of $0.5 million relative to the comparable period of last year.

The derivative liability relates to the Gold Purchase Agreement described in the Commitments section of this MD&A and in Note 17 to the Financial Statements. The mechanics for the calculation of the liability result in an increased hypothetical liability and a corresponding unrealized loss if the price of gold increases during a reporting period. Should the price of gold decrease during a period the liability would decrease resulting in an unrealized and unrealizable gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the derivative liability.

Sales of gold from the Company’s La Arena Gold Mine during the first quarter of fiscal 2012 resulted in a change in the Company’s functional currency to the United States dollar. The functional currency of La Arena is the US dollar.

General and administration costs

General and administrative costs were $1.4 million in the three months ended August 31, 2011, compared to $0.9 million in three months ended August 31, 2010 and are comprised of costs to maintain the Lima and Vancouver offices and costs related to public company management and administration and include the following:

	For the three months
	ended August 31,
	2011	2010
Salaries	$587,718	$497,917
Stock-based compensation	238,654	32,488
Office and miscellaneous	142,242	102,831
Accounting and audit	132,759	2,076
Directors’ fees	63,000	37,903
Travel	61,472	50,283
Legal fees	44,005	49,532
Investor relations	37,068	67,274
Regulatory and transfer agent fees	21,410	42,563
Amortization	21,184	11,930
Consulting	2,778	9,769
	1,352,290	$904,566

The increase in general and administration expenses in the three months ended August 31, 2011 compared to the three months ended August 31, 2010 is due primarily to increased salaries, non-cash stock-based compensation costs and accounting and audit fees.

Salaries were $588 thousand for the first quarter of fiscal 2012, compared to $498 thousand in the comparable period in fiscal 2011. Management bonuses of $440 thousand related to productivity targets achieved at La

Arena were accrued in the first quarter of fiscal 2012. Management bonuses of $300 thousand related to the completion of the acquisition of La Arena were accrued in the first quarter of fiscal 2011. Excluding bonuses, salaries decreased from $197 thousand to $147 thousand due to the capitalization of salaries for employees directly involved in the development of La Arena.

Stock-based compensation expense was $239 thousand in the first three months of fiscal 2012 compared to $32 thousand in the comparable period in fiscal 2011 and is comprised of the amortization of the fair value of granted options over the vesting period. There remains $0.6 million to be amortized in the future related options granted prior to the quarter end.

Office and miscellaneous expenses of $142 thousand increased by 39% over fiscal 2011 period due to the relocation to a larger office space as corporate activities increased.

Accounting and audit expense of $133 thousand increased by $131 thousand due to costs related to work done in connection with the required conversion to International Financial Reporting Standards (“IFRS”), a change in the functional and reporting currency, increased annual costs due to the acquisition and development of La Arena and other complex transactions undertaken by the Company. Some of the costs are one-time costs; however, the complexity of the Company’s accounting transactions and scope of activities have increased significantly over the last year and these factors will be reflected in accounting and audit expense.

Directors’ fees were significantly higher in 2011, due to the appointment of three additional non-executive directors as the complexity of the Company’s activities increases.

Investor relations and regulatory and transfer agent fees combined were $58 thousand, a $51 thousand decrease from 2011 as management reduced promotional efforts to focus on mine development activities in the first quarter of fiscal 2012. The Company issued $7.5 million of common shares through private placements in the first quarter of fiscal 2011 compared to nil in the current period.

Other expenses, which included legal, consulting, amortization and travel combined for a total of $130 thousand, a 7% increase over fiscal 2011 due to increased travel to Peru and amortization expense partially offset by lower legal fees.

Other expense/ income items

Other expense/ income items amounted to a loss of $8.9 million in the first quarter of fiscal 2012 compared to nil in the comparable 2011 period due primarily to an $8.5 million unrealized loss on the gold purchase agreement.

	For the three months ended
		August 31,
	2011	2010
Unrealized loss on revaluation of derivative liability	(8,507,530)	-
Foreign exchange loss	$(27,692)	$347
Interest and other income (loss)	2,873	13
Accretion expense	(376,538)	-
Other financing costs	(1,516)	-
	$(8,910,403)	$360

On October 15, 2010 the Company entered into a $25 million Gold Prepayment Agreement and a Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”) described in the Commitments section of this MD&A and in Note 17 to the Financial Statements and a $3 million Operating Loan Agreement. Under the terms of the Gold Prepayment and Gold Purchase Agreements, each drawdown of the $25 million Gold Prepayment Agreement is allocated between the derivative liability and deferred revenue. As at August 31, 2011, the Company had drawn $24.5 million under the Gold Purchase Agreement.

In the first quarter of fiscal 2012, the Company had an $8.5 million loss due to the revaluation of the derivative liability related to the Gold Purchase Agreement. Pursuant to the Gold Purchase Agreement, RKE has the option to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. RKE’s option to purchase 622,210 ounces of gold is proportional to the amount of the $25 million facility drawn. The Gold Purchase Agreement is accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option-pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative related to the written option. Changes in this fair value are reflected in operations. The gold price increased from $1,536 at May 31, 2011 to $1,859 at August 31, 2011, resulting in an increase in the liability. At the date of this MD&A, RKE has the right to purchase approximately 595,786 ounces of gold from La Arena S.A.

At May 31, 2011, the Company recorded an asset retirement obligation of $14.8 million for the La Arena Gold Mine. The accretion related to this obligation was $377 thousand for the three months ended August 31, 2011.

Liquidity and Capital Resources

The Company’s cash balance at August 31, 2011 was $2.6 million, which was a decrease of $8.9 million from the year ended May 31, 2011. Working capital of $7.7 million (including IGV of $17.0 million) at August 31, 2011 decreased by $12.6 million from $20.3 million at May 31, 2011 due to aggressive development spending.

Management believes that the Company’s working capital, future cash generated from operations and other identified sources of capital (see Note 26 to the Financial Statements) are sufficient to finance operating activities and planned expansion of productive capacity.

The decreases in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

During the three months ended August 31, 2011, the Company had a loss of $10.3 million, which after adjusting for non-cash charges of $9.1 million resulted in cash outflows before changes in non-cash working capital of $1.2 million. In the three months ended August 31, 2010, the net cash used in operating activities was $0.9 million and resulted from cash general and administrative costs of $0.9 million.

Changes in non-cash working capital resulted in a $6.0 million cash outflow in the three months ended August 31, 2011 compared to cash outflows of $38 thousand in the 2010 comparable period. The outflows in fiscal 2012 included $5.7 million spent on inventory as tonnes of ore were added to the pad during the pre-production phase and supplies inventory increased as pre-production commenced, which caused a $3.0 million increase in the IGV receivable related to value added tax on expenditures. These were partially offset by a $2.9 million increase in accounts payable related to working capital items.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent (previously 19 per cent) of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production and presents refund applications upon commercial production it will be eligible for refunds of IGV. As at August 31, 2011, the Company has an IGV receivable of $17.0 million (May 31, 2011 - $14.0 million, June 1, 2010 - $0.4 million).

Financing:

Net cash received from financing activities during the first quarter of fiscal 2012 was $78 thousand compared to $7.6 million in the same period of the previous year. Proceeds in fiscal 2012 were received on the exercise of 192,500 stock options.

In October 2010, the Company entered into a Gold Prepayment Agreement and the Gold Purchase Agreement described in the Commitments section of this MD&A. By the fourth quarter of fiscal 2011, the Company had drawn $24.5 million under the Gold Prepayment Agreement, which was sufficient to fund activities through the first quarter of fiscal 2012. No amount had been drawn under the Operating Loan Agreement, but in early Q2 of fiscal 2012 $3.0 million was taken down under the $3 million loan facility and the Gold Prepayment Facility was expanded to $50 million. The full amount of the Gold Prepayment facility has been drawn. In the first quarter of fiscal 2012, the Company settled 1,725 notional ounces of gold under the Gold Prepayment Agreement by delivering 1,464 ounces of gold. This was a non-cash transaction.

In the first quarter of fiscal 2011 proceeds from financing activities included $7.6 million. Proceeds of $6.9 million (net of share issue costs of $0.5 million) were received on the issue of 10,200,000 common shares under private placements. An additional $0.6 million related to the receipt of subscriptions receivable outstanding at the beginning of the fiscal period that were received in fiscal 2011. Proceeds of $30 thousand were received on the conversion of 157,500 common share purchase warrants and $56 thousand were received on shares issued upon the exercise of 150,000 stock options.

Investing:

Cash used in investing activities was $1.9 million for the three months ended August 31, 2011 compared to $7.5 million for the comparable period in 2010. The investing activities in the three months ended August 31, 2011 were to develop the La Arena Gold Mine and consisted of additions to mineral properties and plant and equipment of $7.1 million and $9.1 million, respectively. Of the amount spent on development $4.2 million was in accounts payable and did not affect cash. La Arena remains in pre-production and generated cash of $10.7 million, on the sale of 6,909 ounces of gold that was credited to development costs.

During the quarter, work commenced on the expansion of the adsorption/desorption processing plant and leach pad at the La Arena Gold Mine from a capacity of 10,000 tonnes per day to 24,000 tonnes per day. The leach pad is expected to be able to accommodate ore at the rate of 24,000 tonnes per day by the end of November and the processing plant is expected to be operating at a treatment capacity of 24,000 tonnes per day by mid-November.

Leach pad and processing plant expansion and a feasibility study on the copper-gold sulphide deposit at La Arena started in May 2011. Management has started planning to further expand production from the La Arena Gold Mine to 36,000 tonnes of ore per day during calendar 2012.

During fiscal 2010, the Company invested $7.4 million to develop the La Arena Project.

Liquidity Risk

Subsequent to August 31, 2011, the Company completed a $25 million increase in its existing Gold Prepayment Facility and drew $3 million under the Operating Loan Facility. See the Subsequent Events section for further details.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing should be sufficient to meet the sustaining capital and operating requirements. Expansion of the gold oxide mine and activities related to the feasibility study and development of the copper-gold sulphide project may, depending on the timing of the expenditures, require additional financing.

The Company’s revenues will be from the mining and sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals. Depending on the price of metals, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production cost and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

Commitments

(a)	The Company entered into operating lease agreements for its Vancouver and Lima office premises. The annual lease commitments under the leases are as follows:

					2016 and
	2012	2013	2014	2015	thereafter
Vancouver	$139,925	$144,219	$126,332	$126,332	$147,387
Lima	71,252	71,252	71,252	71,252	106,878
Total	$211,177	$215,471	$197,584	$197,584	$254,265

(b)

Under the Gold Prepayment Agreement, the Company is obligated to deliver gold to discharge its obligation. As of August 31, 2011, the Company is obligated to deliver a notional amount of 34,339 ounces of gold. The obligation is for the delivery of a notional amount of 575 ounces of gold each month until October 2012 and a notional amount of 1,150 ounces of gold per month thereafter until the obligation is settled. The monthly delivery obligation may vary depending on the price of gold at the time of delivery. To-date the Company has delivered 3,421 ounces of gold in satisfaction of the July through January 2012 delivery commitments. See Note 17 to the Consolidated Interim Financial Statements for a description of the delivery terms under the Gold Prepayment Agreement. After increasing the Gold Prepayment Facility and as of the date of this MD&A the remaining monthly gold ounce delivery obligations (each month until October 2014) will fall within a range from a low of 48,702 ounces to a high of 65,890 ounces as set out in the following table:

	Gold Ounces to Be Delivered
	Maximum	Notional	Minimum
	Gold Price <=	$1,150<= Gold	Gold Price
Month	$950	Price <= $1,250	>= $1,450
Feb-12	661	575	489
Mar-12	661	575	489
Apr-12	1,571	1,366	1,161
May-12	1,571	1,366	1,161
Jun-12	1,571	1,366	1,161
Jul-12	1,571	1,366	1,161
Aug-12	1,571	1,366	1,161
Sep-12	1,571	1,366	1,161
Oct-12	1,571	1,366	1,161
Nov-12	2,232	1,941	1,650
Oct-14	2,232	1,941	1,650
Total	65,890	57,296	48,702

(c)

The Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is directly proportional to the amount of the $25 million facility drawn down. The Company is obligated to sell approximately 595,786 ounces of gold to RKE. See Note 17 to the Consolidated Interim Financial Statements for a description of the delivery terms under the Gold Purchase Agreement.

(d)

Rio Alto took down $3 million under the Operating Loan Facility with RKE on September 2, 2011. This obligation bears interest at a rate of 3-month LIBOR plus 6 per cent compounded annually and is due on or before October 2, 2014.

(e)

Mining at the La Arena Gold Mine is by a mining contractor. The mining contract agreement is in effect until the date the reserves of oxide ore are fully depleted, currently estimated to be 7 years. The Company has the option to terminate the agreement at its convenience, subject to a termination fee as follows:

Termination fee
Year 1	$7,000,000
Year 2	7,000,000
Year 3	4,000,000
Year 4	2,000,000
Year 5	1,000,000
Year 6	-

(f)

Under Peruvian law La Arena S.A. was required to file, by July 20, 2011, an independently prepared mine closure plan for the La Arena Gold Mine. The closure plan was prepared for La Arena S.A. by a government approved independent engineering company and filed within the prescribed time limit. The plan will be reviewed by Peruvian authorities and if approved will require the posting of a bond or other financial assurance in the amount of approximately $3.2 million within the first 12 days in the year after the year in which the plan was approved. The estimated closure cost totals $34.7 million consisting of -- $12.4 million of progressive closure expenditures to occur in approximately the 7th and 8th years of the life of the La Arena Gold Mine; $17.1 million of closure costs to occur in the 9th year of the mine life and approximately $5.2 million of post-closure monitoring costs during the five years subsequent to the mine closure. See Note 16 of the Interim Consolidated Financial Statements, for a description of the Company’s asset retirement obligation (“ARO”) and the assumptions used in determining the $14.8 million ARO recognized in the balance sheet.

Financial Instruments

Use of derivatives

The Gold Purchase Agreement described under “Other Items” and the Commitments sections of this MD&A is characterized as a written option for accounting purposes and is carried as a liability. Gains or losses arising from the periodic revaluation of the liability are credited to or charged against operations. A more detailed description of the accounting for this option is presented in Note 17 to the Financial Statements.

Fair values

The carrying values of cash and cash equivalents, receivables, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. The derivative liability, embedded within the Gold Sales Agreement, is carried at fair value and is estimated by an option pricing model that considers changes in the price of gold. In the three months ended August 31, 2011, the Company recognized a loss of $8.5 million related to the revaluation of the derivative liability. The IGV receivable is denominated in Peruvian Nuevo Soles (“sol”) and its carrying amount will vary as the sol to US dollar exchange rate changes; however, the IGV receivable partially hedges the Company’s sol denominated operating costs.

Liquidity risk

Liquidity risk is managed by maintaining sufficient cash balances to meet current working capital requirements. The Company’s cash and cash equivalents are invested in business accounts or guaranteed investment certificates with chartered banks that are available on demand.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal. Taxes receivable result from prepayments to the Peruvian and Canadian governments and management believes that the credit risk concentration with respect to these receivables is minimal.

Currency risk

The Company operates in Canada and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in US dollars. Prior to fiscal 2012 the functional currency of Rio Alto Mining Limited, the parent company was the Canadian dollar. Sales of gold at the Company’s La Arena Mine during the first quarter of fiscal 2012 caused the Company to undertake a review of the functional currency exposure of the parent company and it concluded that the currency exposure was the United States dollar. Therefore, the functional currency of the parent company was deemed to be the United States dollar. Fluctuations of operating currencies (the Canadian dollar and Nuevo sol) in relation to the US dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of precious and base metals and oil. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates by a material amount.

Matters that require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Geological estimates of the size, depth and shape of the ore body requires complex judgments. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metal recovery factors and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resource estimates may impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization.

Purchase price allocation

Applying the acquisition method to groups of assets or business acquisitions requires each identifiable asset and liability to be measured at its acquisition-date fair value. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the net assets acquired require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, the amount of and the timing of the receipt of revenue and the disbursements for operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation.

Amortization

Plants, equipment and other facilities used directly in mining activities are amortized using the units-of production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable metals to be mined from proven and probable mineral reserves. Mobile and other equipment are amortized, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable mineral reserves.

The calculation of the UOP rate, and therefore the annual amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates may result from differences between actual future production and current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in metal prices used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of amortization and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

Inventories

Finished goods (doré inventory), work-in-process inventories and heap leach ore are valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return fine gold or silver in readily saleable form. Net realizable value is the estimated receipt from the sale of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes the cost of raw materials, direct labour, contract mining charges, mine site overhead and depreciation, depletion and amortization of mineral properties.

The recovery of gold and by-products from oxide ores is achieved through a leaching process at the La Arena Gold Mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution that extracts gold contained in the ore. The majority of the gold in ore is recovered over a period of 45 days. The resulting gold rich or “pregnant” leach solution is further processed in a plant where the gold and silver are recovered in doré form. Operating costs at each stage of the process are deferred and included in work-in-process inventory based on current mining and leaching costs. Costs are removed from leach inventory as ounces of doré are produced at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pad are calculated from the measured quantities of ore placed on the pad, the grade of ore placed on the leach pad (based on assay analysis), and a recovery percentage (based on testing of solutions and ongoing monitoring of the rate of gold recovery).

Consumable supplies and spare parts are valued at the lower of weighted average cost or net realizable value.

Asset retirement obligation

The Company assesses its provision for reclamation and remediation on an annual basis or when new information or circumstances merit a re-assessment. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred may differ from estimated costs. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work to be performed by the Company. Increases in future costs could materially increase amounts expended and amounts charged to operations for reclamation and remediation.

The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

Deferred income taxes

The Company recognizes the deferred tax benefit of deferred income and resource tax assets to the extent their recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

Derivative liability

An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 17 to the Financial Statements. The principal assumption used in the option-pricing model is the volatility, over time, of the US dollar price of gold. Changes in this assumption may significantly affect the fair value estimate.

Share-based payments

Share-based payments are determined using the Black-Scholes Option Pricing Model based on estimated fair values of share-based awards at the date of grant. The Black-Scholes Option Pricing Model utilizes assumptions such as expected price volatility, the expected life of the option and the number of options that may be forfeited. Changes in these input assumptions may significantly affect the fair value estimate.

Impairment of long-lived assets

Annually, or more frequently as circumstances require (such as a prolonged substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign exchange rates) reviews are undertaken to evaluate the carrying value of mining properties, mineral properties, plant and equipment considering, among other factors: (1) the carrying value of each type of asset; (2) the economic feasibility of continued operations; (3) the use, value or condition of assets when not in operation; and (4) the price of metals that affect decisions to reinstall or dispose of assets.

Impairment is considered to exist if (and is measured based on) the total estimated future discounted cash flows are less than the carrying amount of the assets.

Future cash flows used to assess recoverability are estimated based on expected future production, recoverability of resources, commodity prices, foreign exchange rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties including the discount rate assumption. It is reasonably possible that changes in estimates could occur which may affect management’s estimates and the expected recoverability of the investments in long-lived assets.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties. The Company believes that the estimates applied in the impairment assessment are reasonable; however, such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions could change significantly and impairment charges may be required in future periods. Such charges could be material.

Changes in Accounting Standards

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes providing an approach for determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements for consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Additionally, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint ventures

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value, which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when a valuation technique is used to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012 with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full within earnings actuarial gains and losses and mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. IAS 19 requires use of the same discount rate for both the defined benefit obligation and the expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Accounting standards likely to be effective January 1, 2013

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 is expected to be a principles-based standard for reporting of financial instruments that will be less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended. It addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. On August 4, 2011, the IASB published for comments an exposure draft proposing to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted).

The Company is evaluating the impact the final standard is expected to have on its consolidated financial statements.

International Financial Reporting Standards

The Financial Statements are the Company’s first unaudited condensed interim consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”). IFRS represent standards and interpretations approved by the International Accounting Standards Board (“IASB”) and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim consolidated financial statements as at and for the three-month periods ended August 31, 2011 and 2010 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, May 31, 2012. The Company’s significant accounting policies are described in note 3 of the Financial Statements.

The Company implemented its conversion from Canadian GAAP to IFRS on June 1, 2010. There were no significant issues noted during the reporting process for the Company’s three-month period ended August 31, 2011.

The effects of the transition to IFRS on equity, total comprehensive income and reported cash flows are presented in below and are further explained in the notes that the accompany the tables.

First-time adoption and exemptions applied

Upon transition to IFRS, IFRS 1 mandates certain exceptions to IFRS and permits certain exemptions from full retrospective application. The Company has applied the mandatory exceptions and elected certain optional exemptions.

Mandatory exceptions:

a.	Financial assets and liabilities that have been de-recognized before 1 January 2005 under previous Canadian GAAP have not been recognized under IFRS.
b.	The Company used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustments for accounting policy differences).

Optional exemptions applied:

a.	The Company elected not apply IFRS 2 Share-based Payments to equity instruments that were granted prior to the Transition Date.
b.

IFRS1 allows a first time adopter to exempt themselves from the retrospective application of IAS 21 The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company elected to apply this exemption and in accordance with IFRS 1, the

Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010 in opening retained earnings at June 1, 2010.

Presentation differences

Some financial statement line items are described differently under IFRS than they were under Canadian GAAP. Although the nature and amount of assets and liabilities included in these line items are unchanged the descriptions are difference. These line items (with Canadian GAAP descriptions in brackets) are:

  Deferred income tax liability (Future income tax liability)

  Share option and warrant reserve (Contributed surplus)

  Translation reserve (Accumulated other comprehensive income).

Adjustments required in transitioning from Canadian GAAP (“GAAP”) to IFRS are set out in the following tables:

Reconciliation of consolidated balance sheet

		As at June 1, 2010			As at May 31,2011
			Effect of			Effect of
		GAAP	transition to	IFRS	GAAP	transition to	IFRS
			IFRS			IFRS
Assets	Note
Current
Cash and cash equivalents		$5,440,298		$5,440,298	$11,526,062		$11,526,062
Account receivable		84,449		84,449	537,025		537,025
Subscription receivable		582,704		582,704	-		-
Promissory note receivable		116,532		116,532	-		-
Inventory		-		-	3,910,479		3,910,479
Prepaid expenses		157,585		157,585	2,554,024		2,554,024
IGV receivable		397,637		397,637	13,999,942		13,999,942
		6,779,205		6,779,205	32,527,532		32,527,532
Deferred financing costs		23,924		23,924	-		-
Deferred income tax		-	144,150	144,150	-		-
Plant and equipment		259,989		259,989	47,285,624		47,285,624
Mineral properties and evaluation costs		-		-	88,374,786	(10,243,547)	78,131,239
Investment in La Arena S.A.	a	19,530,771	(2,676,291)	16,854,480	-		-
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

Liabilities and equity
Current
Accounts payable and accrued liabilities		$502,789		$502,789	$8,264,506		$8,264,506
Due to related parties		72,248		72,248	-		-
Deferred revenue		-		-	1,790,292		1,790,292
Derivative liability		-		-	2,136,078		2,136,078
		575,037	-	575,037	12,190,876	-	12,190,876
Asset retirement obligation		-		-	14,800,000		14,800,000
Deferred income tax liability	a	2,532,141	(2,532,141)	-	10,243,547	(10,243,547)	-
Deferred revenue		-		-	8,625,953		8,625,953
Derivative liability		-		-	10,292,004		10,292,004
		3,107,178	(2,532,141)	575,037	56,152,380	(10,243,547)	45,908,833
Equity
Share capital		39,006,847		39,006,847	125,972,274		125,972,274
Share option reserve	b	2,396,484		2,396,484	7,450,044	713,901	8,163,945
Translation reserve	c	1,322,219	(1,322,219)	-	5,844,181	(1,322,219)	4,521,962
Deficit	b, c	(19,238,839)	1,322,219	(17,916,620)	(27,230,937)	608,318	(26,622,619)
		23,486,711	-	23,486,711	112,035,562	-	112,035,562
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

		As of August 31, 2010
			Effect of
		GAAP	transition to	IFRS
			IFRS
Assets	Note
Current
Cash and cash equivalents		$4,546,301		$4,546,301
Account receivable		103,828		103,828
Promissory note receivable		114,015		114,015
Prepaid expenses		85,123		85,123
IGV receivable		570,814		570,814
		5,420,081	-	5,420,081
Deferred financing costs		44,729		44,729
Deferred income tax		-	141,037	141,037
Plant and equipment		285,188		285,188
Investment in La Arena S.A.	a	26,169,681	(2,618,482)	23,551,199
		$31,919,679	$(2,477,445)	$29,442,234

Liabilities and equity
Current
Accounts payable and accrued liabilities		$425,850		$425,850
Due to related parties		51,588		51,588
		477,438		477,438
Deferred income tax liability	a	2,477,445	(2,477,445)	-
		2,954,883	(2,477,445)	477,438
Equity				-
Share capital		46,169,751		46,169,751
Share option and w arrant reserve	b	2,282,110		2,282,110
Translation reserve	c	655,980	(1,322,219)	(666,239)
Deficit	b,c	(20,143,045)	1,322,219	(18,820,826)
		28,964,796		28,964,796
		$31,919,679	$(2,477,445)	$29,442,234

Reconciliation of consolidated statement of loss and comprehensive loss:

		Three months ended August 31,			Year ended May 31,2011
		2010

			Effect of			Effect of
		GAAP	transition	IFRS	GAAP	transition	IFRS
			to IFRS			to IFRS
General and administrative	Note
Accounting and audit		$2,076		$2,076	$293,074		$293,074
Amortization		11,930		11,930	58,561		58,561
Consulting		9,769		9,769	187,349		187,349
Directors' fees		37,903		37,903	182,084		182,084
Insurance		-		-	28,583		28,583
Investor relations and promotion		67,274		67,274	326,043		326,043
Legal fees		49,532		49,532	229,423		229,423
Office and miscellaneous		102,831		102,831	505,854		505,854
Regulatory and transfer agent fees		42,563		42,563	144,043		144,043
Salaries		497,917		497,917	1,504,381		1,504,381
Share-based compensation	b	32,488		32,488	4,179,822	713,901	4,893,723
Travel		50,283		50,283	392,354		392,354

Loss before other items		(904,566)	-	(904,566)	(8,031,571)	(713,901)	(8,745,472)

Other items
Foreign exchange gain (loss)		347		347	(385,376)		(385,376)
Exploration expense		(407)		(407)	(37,084)		(37,084)
Interest income		420		420	36,204		36,204
Unrealized gain on revalution of derivative liability		-		-	1,648,876		1,648,876
Costs relating to gold prepayment		-		-	(1,022,282)		(1,022,282)

Loss before income taxes		(904,206)	-	(904,206)	(7,791,233)	(713,901)	(8,505,134)
Provision for income taxes					(200,865)		$(200,865)
Net loss for the period		$(904,206)	$-	$(904,206)	$(7,992,098)	$(713,901)	$(8,705,999)
Translation adjustment		(666,239)	-	(666,239)	4,521,962		4,521,962
Comprehensive loss (income) for the period		$(1,570,445)	$-	$(1,570,445)	$(3,470,136)	$(713,901)	$(4,184,037)

Notes to Reconciliation

a)	Deferred income taxes

IFRS prohibits the recognition of a deferred income tax asset or liability arising on initial recognition of an asset or liability if the acquisition is not a business combination and neither accounting profit nor taxable profit were affected at the time of the transaction. Under Canadian GAAP, temporary differences on initial recognition of an asset or liability are recorded. Accordingly, as at June 1, 2010 and at August 31, 2010 on adoption of IFRS, the Company reversed the deferred tax liability resulting from the acquisition of La Arena with an associated reduction in the Investment in La Arena S.A. At May 31, 2011, the Company reversed the deferred tax liability on the acquisition of La Arena S.A. with an associated reduction in mineral properties and evaluation costs.

b)	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the three months ended August 31, 2010 and the year ended May 31, 2011 was nil and $713,901 respectively. At the Transition Date, all options were fully vested and therefore there was no impact.

c)	Cumulative translation differences (Translation reserve)

In accordance with IFRS 1, the Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010 in opening retained earnings at June 1, 2010.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company.

Events subsequent to August 31, 2011

On October 20, 2011 the Company completed a $25 million increase in its existing Gold Prepayment Facility (the "Prepayment Facility") with Red Kite EXP 1 ("RKE") and concurrently drew down the full amount available under the Prepayment Facility. The funds will principally be used to increase daily mine production at the La Arena Gold Oxide Mine during calendar 2012 from the initially planned 24,000 tonnes of ore to pad per day to 36,000 tonnes of ore per day. Settlement of the $25 million increase in the Prepayment Facility will be by delivery of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company's assets. The Company paid cash fees for arranging the financing of $750,000, for deferral of deliveries of $312,500 and a $100,000 fee for the waiver of certain conditions in the Prepayment Facility. Also, subsequent to August 31, 2011 the Company drew $3 million under the Operating Loan Facility described in Note 17 to the Financial Statements.

Subsequent to August 31, 2011 the Company changed its financial year-end from May 31 to December 31. The change in the financial year-end from May 31 to December 31 is being made to allow Rio Alto to provide its continuous disclosure information on a comparable basis with its peer group and to align its year-end with the year-end of La Arena S.A., a wholly owned subsidiary, that carries on the principal business of Rio Alto. The change in year-end will fall within one month of the the first day of the new financial year, and therefore the Company is not required to file interim financial statements as at and for the three and six month periods ending November 30, 2011. The next filing will be the Company’s audited consolidated financial statements for the seven-month period ending December 31, 2011. The filing deadline for those financial statements is March 30, 2012.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares, Warrants and Options

As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

May 31, 2011	168,557,582
Issued upon:
Exercise of stock options	192,500
August 31, 2011	168,750,082
September 1, 2011 to November 10, 2011
Exercise of stock options	495,000
Total	169,245,082

Number of Warrants	Conversion Price	Expiry Date
1,500,000	$0.30	June 25, 2012
1,683,600	$2.05	January 20, 2013
3,183,600	$1.23

	Number of	Weighted Average
Number of Options	Underlying Shares	Exercise Price (C$)	Date of Expiry
50,000	50,000	$0.30	May 7, 2012
530,000	530,000	$0.25	May 7, 2012
100,000	100,000	$0.25	May 11, 2012
50,000	50,000	$1.25	July 4, 2012
200,000	200,000	$0.45	August 2, 2012
2,125,000	2,125,000	$0.30	July 16, 2014
180,000	180,000	$0.70	March 15, 2015
1,045,000	1,045,000	$1.50	September 21, 2015
1,050,000	1,050,000	$1.80	September 21, 2015
500,000	500,000	$1.90	November 5, 2015
250,000	250,000	$2.00	December 7, 2015
385,000	385,000	$2.39	March 11, 2016
180,000	180,000	$2.15	May 11, 2016
250,000	250,000	$2.29	August 1, 2016
6,895,000	6,895,000	$1.14

Disclosure Controls and Procedures Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining internal control over financial reporting. Management has designed and established disclosure controls and procedures to ensure information that is disclosed in this MD&A and the Financial Statements was properly recorded, processed, summarized and reported. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of these disclosure controls and procedures to the end of the period covered by this report and management has concluded that as at August 31, 2011, the Company’s internal control over financial reporting was effective.

Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information required to be disclosed in this MD&A and Financial Statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at August 31, 2011 and concluded that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.
  The Company has made application for several permits and is conducting mining activities under provisional permissions obtained by La Arena S.A. and its contractors. While operating under these provisional permissions there is no guarantee that permit applications will be processed and approved in a timely manner. Undue delays in approval of permit applications could have a material adverse impact on the Company.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse affect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form dated August 22, 2011 as filed on SEDAR.

Outlook

The Company's primary focus for the foreseeable future will be on the operation and continued development of the La Arena Project and on evaluating potential acquisitions.

Rio Alto´s objectives for the next 12 months include, but are not limited to, the following:

  Expand the La Arena Gold Mine ore throughput from 10,000 tonnes per day to 24,000 tonnes per day by January 2012 and complete a further increase to 36,000 tonnes per day during calendar 2012.

  Execute a strategy to explore at La Arena to increase oxide and sulphide mineral resources.

  Execute an oxide gold reserve replacement plan as current oxide gold reserves are mined.

  Continue work as part of a feasibility study on the gold/copper/molybdenum sulphide deposit at La Arena.

  Review project acquisition opportunities in Latin America.

  Review merger and acquisition opportunities in Latin America.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

Technical and Scientific Information

All technical and scientific information contained in this MD&A regarding the La Arena Project has been taken from the La Arena Project, Peru – Technical Report (“Report”) with effective date of July 31, 2010, prepared by Coffey Mining Pty Ltd. (“Coffey Mining”). A copy of the Report is available under the Company’s SEDAR profile. Readers are encouraged to read the Report in its entirety, including all qualifications, assumptions and exclusions that relate to the scientific and technical information set out in this MD&A. Technical and scientific information set out in this MD&A is subject to the qualifications, assumptions and exclusions set out in the Report. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Linton Kirk BE(Mining), FAusIMM (CP) of Kirk Mining Consultants Pty Ltd, formerly of Coffey Mining. Mr. Kirk is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.